SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2002

                             DASSAULT SYSTEMES S.A.
             (Exact Name of Registrant as Specified in its Charter)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
              (Address of Registrant's Principal Executive Office)

    (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                        Form 20-F X             Form 40-F
                                 ---                      ---


        (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934)

                               Yes              No X
                                  ----            ---

 (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated October 7, 2002, announcing that L'Oreal researchers are using CATIA V5 computer-assisted design (CAD) software from Dassault Systemes for education and research on the hair follicle.



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


                    L'OREAL AND DASSAULT SYSTEMES TEAM UP TO
               REVEAL THE SURPRISING STRUCTURE OF HAIR IN 3D WITH
                                    CATIA V5

CLICHY, FRANCE, OCTOBER 7, 2002 - L'Oreal Recherche and Dassault Systemes today announced that L'Oreal researchers are using CATIA V5 computer-assisted design
(CAD) software from Dassault Systemes for education and research on the hair follicle. The three-dimensional images present the mini-organ as it has never been seen before.


There are 150,000 follicles in the scalp. Each is associated with a muscle, a sebaceous gland, and a sweat gland. The follicle produces hair fiber for about three years at which point a phase of rapid degeneration occurs (three weeks) followed by a three-month rest phase during which the hair falls out. In a process unique to humans, the follicle then regenerates itself from stem-cell reservoirs and once again begins production of the hair.


To date, one of the biggest challenges facing L'Oreal scientists was the difficulty of creating a clear and concise three-dimensional image of the follicle. With CATIA V5, they can now create mock-ups or virtual models and visualize in 3D the relative position of the different components of this familiar yet surprising part of the body. The benefits are both educational and scientific.


"Existing solid models of hair are not adapted for handling. Histological cuts have been performed with 2D tools, and it has not been possible to visualize, manipulate, or modify at will in space the different elements of the follicle. By enabling a virtual mock-up of a hair, CATIA V5 finally permits us to capture the complexity of this organ in space," said Bruno Bernard, Project Director, Hair Biology Research, L'Oreal. "CATIA V5 is an exceptional learning tool that not only allows virtual cuts from all angles and levels desired, but also facilitates understanding of the internal constraints and changes this organ undergoes during its cycle."


"This partnership between L'Oreal and Dassault Systemes is very significant because it expands the scope of 3D Product Lifecycle Management (3D PLM) solutions such as CATIA V5," said Etienne Droit, executive vice president, sales and marketing, Dassault Systemes. "Traditionally, CATIA V5 has been used to design cars, planes, and machinery. L'Oreal is now using CATIA to study a living object. The long-term perspectives are very exciting because the same approach could be applied to study different parts of the body, such as skin for example."


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ABOUT L'OREAL
Founded nearly a century ago by the chemist Eugene Schueller, L'Oreal has consistently applied its policy of investing in research, ensuring that its products meet the highest possible standards of quality, safety and innovation. Today, the Group contributes to the beauty of women and men all over the world, providing everyday solutions that enhance their sense of well-being.

o The L'Oreal Group is the number one cosmetics company in the world, present in 130 countries with a worldwide turnover of 13.7 billion euros in 2001 and a staff of almost 50,000.

o The Group focuses on 5 core activities: hair colour, hair care, skin care, make-up and perfumes.

o L'Oreal offers consumers all over the world a culturally diverse portfolio of brands such as L'Oreal, Garnier, Maybelline, Redken, Lancome, Helena Rubinstein, Biotherm, Vichy, La Roche-Posay, Soft Sheen Carson, Matrix, Kiehl's, Shu Uemura, Ralph Lauren, Giorgio Armani and Cacharel.

o The Group's brands are present in every distribution channel: mass market, professional hair salons, selective distribution, pharmacy, internet and mail order.

o Since the outset, L'Oreal has chosen to base its success on technological innovation. Over the past decade, the L'Oreal Group has invested 3% of its turnover (2.6 billion euros) in research and development. Research laboratories located in France, United States and Japan focus on skin, hair and colour: more than 110 original molecules have been developed by our laboratories and are used in the Group's products, 493 patents have been applied in 2001.

Information about L'Oreal is available at http://www.loreal.com


ABOUT DASSAULT SYSTEMES
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges.
For more information, visit http://www.dsweb.com
For information on Dassault Systemes' Sales Division in France, visit http://www.dsdvf.com

L'OREAL  CONTACTS:
JOURNALISTS
Lorrain KRESSMANN
+33 1 47 56 40 24

SCIENTISTS
Patricia PINEAU
+33 1 47 56 44 04

SHAREHOLDERS AND MARKET AUTHORITIES
Francois ARCHAMBAULT
+33 1 47 56 83 45

INVESTORS CONTACTS
Caroline MILLOT
+33 1 47 56 86 82

DASSAULT SYSTEMES PRESS CONTACTS:
Anthony Marechal
+33 1 55 49 84 21
anthony_marechal@ds-fr.com

Lorie Lichtlen, Nelly Dimey
Financial Dynamics
+33 1 47 03 68 10

DASSAULT SYSTEMES INVESTOR CONTACTS:
Emma Rutherford, James Melville-Ross
Financial Dynamics
+44 207 831 3113


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     DASSAULT SYSTEMES S.A.




         Dated: October 7, 2002              By:      /s/ Thibault de Tersant
                                                      -----------------------
                                             Name:    Thibault de Tersant
                                             Title:   Executive Vice President,
                                                      Finance and Administration


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